FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                        For the month of NOVEMBER , 2002
                                        ---------

                              IMA Exploration Inc.
                 (Translation of registrant's name into English)

                                     0-30464
                                (SEC File Number)

      #709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
                 Form 20-F       X         Form 40-F
                           -------------             --------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes                       No       X
                      --------------           -------------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-______________

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   IMA Exploration Inc.
                                   (Registrant)

Date  November 19, 2002            By       /s/ William Lee
     --------------------------        ----------------------------------------
                                                (Signature)*
                                   Name:   William Lee
                                           ------------------------------------
                                   Title:  Director
                                           ------------------------------------

      *Print the name and title of the signing officer under his signature.



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                              IMA EXPLORATION INC.
                      Suite 709 - 837 West Hastings Street
                Terminal City Club Tower, Vancouver, B.C. V6C 3N6
      tel: (604) 687-1828 . fax: (604) 687-1858 . toll free: 1-800-901-0058 internet: http://www.imaexploration.com . e-mail: info@imaexploration.com
                                TSX-V Symbol: IMR
                               OTCBB Symbol: IMXPF
                   Frankfurt & Berlin Symbol: IMT (WKN 884971)

--------------------------------------------------------------------------------


                        NEWS RELEASE - November 19, 2002


                          WARRANT EXPIRY DATE EXTENDED

IMA Exploration Inc. has agreed, subject to acceptance from the TSX Venture Exchange, to amend the expiry dates for 1,237,800 warrants from December 18, 2002 and 382,200 warrants from January 29, 2003 to March 31, 2003.

To assist with the Company's market awareness and investor relations activities throughout North America, effective November 4, 2002, IMA has retained Raven Capital ("Raven") of Vancouver, BC, owned and operated by Mr. Jack Barnes. The Company has signed a three-month term contract with Raven at a fee of $10,000 for the first month and $7,500 for each of the remaining months. The contract can be cancelled by either party giving fifteen days notice to the other.

IMA is a pioneer and veteran of Argentina's mining exploration industry and is well positioned to take advantage of highly prospective gold projects as they become available. The Company's network of contacts has been developed over the past 10 years, enabling IMA to quickly identify new opportunities and negotiate advantageous terms, especially since the recent devaluation of the Argentine peso.

ON BEHALF OF THE BOARD

/s/ William Lee
---------------------------
Mr. William Lee, Chief Financial Officer

For further information please contact Joseph Grosso, President & CEO, or Sean Hurd, Investor Relations Manager, at 1-800-901-0058 or 604-687-1828, or fax 604-687-1858, or by email info@imaexploration.com, or visit the Company's web site at http://www.imaexploration.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release.

Cautionary Note to US Investors: This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties.

This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements. 2002 Number 21


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